Minfo Americas Benefits Corporation
A Delaware Public Benefit Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2020 and 2019

MINFO AMERICAS BENEFITS CORPORATION

TABLE OF CONTENTS



To the Board of Directors of
Minfo Americas Benefits Corporation
Lewes, DE

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Minfo Americas Benefits Corporation (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
May 12, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com www.ArtesianCPA.com

MINFO AMERICAS BENEFITS CORPORATION
Balance Sheets (Unaudited)
As of December 31, 2020 and 2019

ASSETS		2020		2019
Current Assets:				
Cash and cash equivalents	$	601	$	-
Prepaid expenses		5,000		-
Total Current Assets		5,601		-
TOTAL ASSETS	$	5,601	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Current Liabilities:				
Due to related party	$	125,851	$	39,432
Accrued expenses		5,010		-
Total Current Liabilities		130,861		39,432
Stockholders' Equity/(Deficit):				
Common Stock, $0.00001 par, 10,000,000 shares authorized,				
10,000,000 shares issued and outstanding as of both				
December 31, 2020 and 2019		100		100
Additional paid-in capital		-		-
Accumulated deficit		(125,360)		(39,532)
Total Stockholders' Equity/(Deficit)		(125,260)		(39,432)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	5,601	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MINFO AMERICAS BENEFITS CORPORATION
Statements of Operations (Unaudited)
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating expenses:		
Sales and marketing	49,201	-
General and administrative	24,858	2,182
Development	11,769	-
Total operating expenses	85,828	2,182
Net loss	$ (85,828)	$ (2,182)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

MINFO AMERICAS BENEFITS CORPORATION

Statements of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2020 and 2019

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at December 31, 2018	10,000,000	$ 100	$ -	$ (37,350)	$ (37,250)
Net loss	-	-	-	(2,182)	(2,182)
Balance at December 31, 2019	10,000,000	100	-	(39,532)	(39,432)
Net loss	-	-	-	(85,828)	(85,828)
Balance at December 31, 2020	10,000,000	$ 100	$ -	$ (125,360)	$ (125,260)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MINFO AMERICAS BENEFITS CORPORATION
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (85,828)	$ (2,182)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses	(5,000)	-
Accrued expenses	5,010	-
Net cash used in operating activities	(85,818)	(2,182)
Cash Flows from Financing Activities		
Advances from a related party	86,419	2,182
Net cash provided by financing activities	86,419	2,182
Net change in cash	-	-
Cash at beginning of the period	-	-
Cash at end of the period	$ 601	$ -
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest expense	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MINFO AMERICAS BENEFITS CORPORATION
Notes to Financial Statements (unaudited)
As of December 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Minfo Americas Benefits Corporation (the "Company") is a public benefit corporation organized July 16, 2018 under the laws of Delaware. The Company is wholly owned by Minfo Global Limited, a Malta limited liability company. The Company was formed to develop a platform to connect consumers to advertisers through impulse engagement.

The purpose of the Company is to engage in lawful acts or activities for which corporations may be organized under the General Corporation Law of Delaware and, specifically, for which public benefit corporations may be organized. The corporation will donate up to ten percent of its annual profits to not-for-profit and non-governmental organizations in the United States and abroad dedicated to performing charitable works with a positive public benefit effect including ending childhood hunger, environmental sustainability, innovation in education, and international community development, in the United States.

As of December 31, 2020, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in

MINFO AMERICAS BENEFITS CORPORATION
Notes to Financial Statements (unaudited)
As of December 31, 2020 and 2019 and for the years then ended

active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

Revenue Recognition
The Company will recognize revenues in accordance with ASC 606. No revenues have been earned or recognized as of December 31, 2020.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The

MINFO AMERICAS BENEFITS CORPORATION
Notes to Financial Statements (unaudited)
As of December 31, 2020 and 2019 and for the years then ended

Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019 cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, a valuation allowance of $26,305 and $8,301 was recorded as of December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $26,305 and $8,301, respectively.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $125,260 and $39,532, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination. The Company files U.S. federal income tax returns.

NOTE 3: GOING CONCERN

The accompanying financial statements has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2020 and 2019. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. No capital has been contributed to the Company. 10,000,000 shares of common stock are issued and outstanding as of December 31, 2020 and 2019.

MINFO AMERICAS BENEFITS CORPORATION
Notes to Financial Statements (unaudited)
As of December 31, 2020 and 2019 and for the years then ended

NOTE 5: RELATED PARTIES

The Company incurred operational expenses amounting to $85,828 and $2,182 in the years ended December 31, 2020 and 2019, respectively, which were paid on its behalf by the related party. The balance outstanding as of December 31, 2020 and 2019 was $125,851 and $39,432, respectively. These advances are payable on demand and do not bear interest.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through May 12, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.